SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

IN THE GRAND COURT OF THE CAYMAN ISLANDS CAUSE NO. 471 OF 2005

Form of Proxy for use at the meeting, or at any adjournment thereof, of the holders of the Scheme Shares as defined in the Scheme referred to in the Notice convening such meeting (the "Scheme") convened by directions of the Grand Court of the Cayman Islands (the "Court Meeting").

FORM OF PROXY
FOR USE AT THE COURT MEETING
TO BE HELD ON 15TH DECEMBER, 2005
(OR AT ANY ADJOURNMENT THEREOF)

I/We1,________________________________________of ,_______________________________________being the registered holder(s) of2_____________________ shares of HK$0.10 each in the capital of SUNDAY Communications Limited (the "Company"), HEREBY APPOINT the Chairman of the Court Meeting or3 _____________________________of ____________________________as my/our proxy to attend and act for me/us and on my/our behalf at the Court Meeting to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 at 10:00 a.m. (Hong Kong time) for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme and at such Court Meeting to vote for me/us and in my/our name(s) for the Scheme (either with or without modification, as my/our proxy may approve) or against the Scheme as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
THE SCHEME

Dated this __________day of ______________2005             Signature(s)5_______________________

Notes:
  Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

  2. Please insert the number of the shares of HK$0.10 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all of such shares registered in your name(s).

  If any proxy other than the Chairman of the Court Meeting is preferred, please strike out the words "the Chairman of the Court Meeting or" and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the Court Meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

  IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE SCHEME, TICK THE BOX MARKED "AGAINST". Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Court Meeting other than that referred to in the Notice convening the Court Meeting or abstain.

  This Form of Proxy must be signed by you or your attorney authorised in writing or, if the appointor is a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised.

  In order to be valid, this Form of Proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, by hand or by post, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, or by facsimile at (852) 2865 0990 (marked for the attention of "the Company Secretary") as soon as possible and in any event not less than 48 hours before the time appointed for holding the Court Meeting at which the person named in this Form of Proxy proposes to vote, and in default this Form of Proxy shall not be treated as valid. However, if this Form of Proxy is not so lodged, it may be handed to the Chairman of the Court Meeting at the Court Meeting. Completion and delivery of this Form of Proxy will not preclude you from attending the Court Meeting and voting in person at the Court Meeting if you so wish, but in the event of your attending the Court Meeting after having lodged this Form of Proxy, this Form of Proxy will be deemed to have been revoked.

  Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the Court Meeting, either personally or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the Court Meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority will be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding.